CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,169,000	$124.54

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $285,061.26 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $124.54 offset against the registration fee due for this offering and of which $284,936.72 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1586 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 114-II dated March 6, 2008	Registration Statement No. 333-130051 Dated September 26, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,169,000 Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index due May 29, 2009

General

  The notes are designed for investors who believe that neither the S&P 500® Index nor the Russell 2000® Index will appreciate or depreciate by more than 12%, as compared to their respective Initial Index Levels, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 29, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on September 25, 2008 and are expected to settle on or about September 30, 2008.

Key Terms

Indices:	The S&P 500® Index (“SPX”) and the Russell 2000® Index (“RTY”) (each an “Index,” and together, the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal:
(i) If a Knock-Out Event has not occurred during the Monitoring Period, the Fixed Payment of $90 per $1,000 principal amount note (or 9% x $1,000); or
(ii) If a Knock-Out Event has occurred during the Monitoring Period, zero.
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level of either Index is greater than the Upper Knock-Out Level for such Index OR less than the Lower Knock-Out Level for such Index.

Upper Knock-Out Level:	1354.28 for the S&P 500® Index and 790.42 for the Russell 2000® Index, each of which is equal to 112% of the Initial Index Level of the relevant Index.
Lower Knock-Out Level:	1064.08 for the S&P 500® Index and 621.06 for the Russell 2000® Index, each of which is equal to 88% of the Initial Index Level of the relevant Index.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 1209.18 for the S&P 500® Index and 705.74 for the Russell 2000® Index.
Observation Date:	May 26, 2009*
Maturity Date:	May 29, 2009*
CUSIP:	48123LNR1
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 114-II.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 114-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 114-II, the information in the footnotes (1) and (2) below controls.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$12.50	$987.50

Total	$3,169,000	$39,612.50	$3,129,387.50

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note and, with respect to $541,000 aggregate principal amount notes, will use a portion of that commission to pay selling concessions to other dealers of $2.00 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.See “Underwriting” beginning on page PS-49 of the accompanying product supplement no. 114-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 114-II dated March 6, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 29, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 114-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 114-II dated March 6, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001420/e30659_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  CAPITAL PRESERVATION — You will receive at least the principal amount of your notes if you hold the notes to maturity regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — You will be entitled to a Fixed Payment of $90 (or 9% x $1,000) at maturity, in addition to your principal, for each $1,000 principal amount note, even if the Index closing levels of both Indices on the Observation Date are less than their respective Initial Index Levels, so long as the Index closing levels of both Indices were less than or equal to their respective Upper Knock-Out Level AND greater than or equal to their respective Lower Knock-Out Level on every trading day during the Monitoring Period.
  THE INDICES — The return on the notes is linked to the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “The S&P 500® Index” and “The Russell 2000® Index” in the accompanying product supplement no. 114-II.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 114-II. Notwithstanding any disclosure in product supplement no. 114-II to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated as “short-term” debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.
  Assuming that the treatment of the notes as “short-term” debt instruments for U.S. federal income tax purposes is correct, cash-method holders of notes will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become “remote”) prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. In addition, upon a sale or exchange of a note (including redemption of the notes at maturity), a holder should recognize gain or loss in an amount equal to the difference between the amount received and the holder’s adjusted basis in the note. A holder’s adjusted basis in the note should equal the sum of the amount the holder paid to acquire the note and interest that the holder has previously included in income but not received, if any. The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange of a note prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of such amount not being a fixed amount has become “remote”) prior to a sale or exchange, it is likely that the portion of gain on such sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals and the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a note.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-1
Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and in “Certain U.S. Federal Income Tax Consequences” in product supplement no. 114-II.
PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE OWNERSHIP AND DISPOSITION OF NOTES.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities composing the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 114-II dated March 6, 2008.

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested directly in the equity securities underlying each Index or contracts related to each Index. If the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing levels for both Indices fall between their respective Upper Knock-Out Level and respective Lower Knock-Out Level on the Observation Date but the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level at some time during the term of the notes.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your ability to benefit from any Fixed Payment may be limited by the “knock-out” feature of the notes. In the event that the Index closing level for either Index exceeds its Upper Knock-Out Level or is below its Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only the principal amount of your notes. Under these circumstances, your return will not reflect the Fixed Payment.
  YOU WILL BE EXPOSED TO THE RISK OF EITHER THE S&P 500® INDEX OR THE RUSSELL 2000® INDEX TRIGGERING A KNOCK-OUT EVENT — Unlike an instrument with a return linked to a basket of indices or equity securities or other underlying assets, in which risk is mitigated and diversified among all of the components of the basket, you will be exposed to the risk of either Index triggering a Knock-Out Event. Strong or weak performance by either Index over the term of the notes may negatively affect your likelihood of receiving the Fixed Payment and will not be offset or mitigated by the performance of the other Index. Your return on the notes should not be expected to match the performance of a direct investment in either of the Indices or a basket of the Indices.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT — If a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of $90 (or 9% x $1,000), regardless of the appreciation or depreciation in either Index, which may be significant. Therefore, your appreciation potential is limited.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF EITHER INDEX IS VOLATILE — The likelihood of either Index closing above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of such Index — the frequency and magnitude of changes in the level of the Index. Since their inception, both the S&P 500® Index and the Russell 2000® Index have experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the respective level of each Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level of either Index is above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the S&P 500® Index. The following table assumes that the Index closing level for the Russell 2000® Index will be less than or equal to its Upper Knock-Out Level and greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period. We make no representation or warranty as to the performance of the Russell 2000® Index during the Monitoring Period. Your Additional Amount will be zero if a Knock-Out Event occurs with respect to the Russell 2000® Index, even if a Knock-Out Event does not occur with respect to the S&P 500® Index. The following table assumes an Initial Index Level for the S&P 500® Index of 1200, and reflects the Fixed Payment of $90 per $1,000 principal amount note (or 9% x $1,000) and assumes that the lowest and highest Index closing levels for the S&P 500® Index during the Monitoring Period are as set forth under the first two columns in the following table. For the S&P 500® Index, assuming an Initial Index Level of 1200, the Upper Knock-Out Level will be 1344 and the Lower Knock-Out Level will be 1056. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical lowest closing level during the Monitoring Period	Hypothetical highest closing level during the Monitoring Period	Largest percentage change from the Initial Index Level during the Monitoring Period	Contingent Payment (including, where relevant, the Fixed Payment)		Principal		Payment at Maturity

1200.00	1560.00	30.00%	$0	+	$1,000	=	$1,000
1200.00	1440.00	20.00%	$0	+	$1,000	=	$1,000
1200.00	1380.00	15.00%	$0	+	$1,000	=	$1,000
1200.00	1344.12	12.01%	$0	+	$1,000	=	$1,000
1200.00	1344.00	12.00%	$90	+	$1,000	=	$1,090
1200.00	1320.00	10.00%	$90	+	$1,000	=	$1,090
1200.00	1260.00	5.00%	$90	+	$1,000	=	$1,090
1200.00	1200.00	0.00%	$90	+	$1,000	=	$1,090
1140.00	1200.00	-5.00%	$90	+	$1,000	=	$1,090
1080.00	1200.00	-10.00%	$90	+	$1,000	=	$1,090
1056.00	1200.00	-12.00%	$90	+	$1,000	=	$1,090
1055.88	1200.00	-12.01%	$0	+	$1,000	=	$1,000
1020.00	1200.00	-15.00%	$0	+	$1,000	=	$1,000
960.00	1200.00	-20.00%	$0	+	$1,000	=	$1,000
840.00	1200.00	-30.00%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1080, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1200. Because the closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $90, and the final payment at maturity is equal to $1,090 per $1,000 principal amount note.

Example 2: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1020, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1200. Because the closing level of the S&P 500® Index was less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to $0, and the final payment per $1,000 principal amount note at maturity is $1,000.

Example 3: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1200, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1260. Because the Index closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $90, and the final payment at maturity is equal to $1,090 per $1,000 principal amount note.

Example 4: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1200, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1440. Because the Index closing level of the S&P 500® Index was higher than its Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to $0, and the final payment per $1,000 principal amount note at maturity is $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on their respective weekly Index closing levels from January 3, 2003 through September 19, 2008. The S&P 500® Index closing level on September 25, 2008 was 1209.18. The Russell 2000® Index closing level on September 25, 2008 was 705.74. We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-4